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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                                 Steelcase Inc.
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                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   858155 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Sheila C. Dayton, Steelcase Inc., 901 - 44/th/ Street S.E.,
                     Grand Rapids, MI 49508, (616) 246-9467
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858155 20 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)................

     Robert C. Pew II ..........................................................
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ....................................................................[_]
     (b) ....................................................................[X]

--------------------------------------------------------------------------------
3.   SEC Use Only ..............................................................

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) ......................................OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) ...........................................................[_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization ..................................U.S.

--------------------------------------------------------------------------------
                           7.   Sole Voting Power .....................3,566,903

Number of                  -----------------------------------------------------
Shares Bene-               8.   Shared Voting Power ..................17,958,168
ficially
Owned by Each              -----------------------------------------------------
Reporting                  9.   Sole Dispositive Power ...................10,018
Person With:
                           -----------------------------------------------------
                           10.  Shared Dispositive Power .............21,515,053

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person ....21,525,071

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) .....................................................[X]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) ...................38.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) .............................IN

--------------------------------------------------------------------------------

CUSIP No.  858155 20 3


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)............

         Mary I. Pew
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ............................................................... [_]
         (b) ............................................................... [X]

--------------------------------------------------------------------------------
3.       SEC Use Only ..........................................................

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions) ................................. OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) ...................................................... [_]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization ............................. U.S.

--------------------------------------------------------------------------------
                  7.       Sole Voting Power ................................. 0

Number of         --------------------------------------------------------------
Shares Bene-      8.       Shared Voting Power ....................... 7,869,899
ficially
Owned by Each     --------------------------------------------------------------
Reporting         9.       Sole Dispositive Power ............................ 0
Person With:
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power ................. 11,426,784

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person ..................................................... 11,426,784

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ................................................ [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) .............. 25.2%

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions) ........................ IN

--------------------------------------------------------------------------------

CUSIP No.  858155 20 3

Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Class A Common Stock ("Class A Common Stock"), of Steelcase Inc., a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 901 - 44/th/ Street S.E., Grand Rapids, Michigan 49508.

Item 2. Identity and Background.

     This statement is being filed by Robert C. Pew II and Mary I. Pew. The business address of Mr. and Mrs. Pew is 901 - 44th Street S.E., Grand Rapids, Michigan 49508. Mr. and Mrs. Pew are retired. Neither Mr. nor Mrs. Pew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. nor Mrs. Pew has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Pew are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities of which Mr. and Mrs. Pew acquired beneficial ownership on March 28, 2002 (1,964,057 shares and 5,905,842 shares, respectively, of Class B Common Stock of the Company) were received from the Robert C. Pew Intangibles Trust and the Mary I. Pew Intangibles Trust, respectively, without payment of consideration.

Item 4. Purpose of Transaction.

     The purpose of the transaction was estate planning. Mr. and Mrs. Pew do not have any current plans or proposals for (i) the acquisition by any person of additional securities in the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (v) any material change in the Company's present capitalization or dividend policy, (vi) any other material change in the Company's business or corporate structure, (vii) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

CUSIP No.  858155 20 3

Item 5. Interest in Securities of the Issuer.

        (a)    Number of shares of Class A Common Stock beneficially owned by
                      Mr. Pew: 21,525,071

               Percentage of Class A Common Stock beneficially owned by Mr. Pew:
                      38.8%

               Number of shares of Class A Common Stock beneficially owned by
                      Mrs. Pew: 11,426,784

               Percentage of Class A Common Stock beneficially owned by Mrs.
                      Pew: 25.2%

        (b)    Number of shares of Class A Common Stock as to which Mr. Pew has the:

                      Sole power to vote or to direct the vote: 3,556,903
                      Shared power to vote or to direct the vote: 17,958,168 Sole power to dispose or to direct the disposition: 10,018 Shared power to dispose or to direct the disposition:
                      21,515,053

               Number of shares of Class A Common Stock as to which Mrs. Pew has the:

                      Sole power to vote or to direct the vote: 0
                      Shared power to vote or to direct the vote: 7,869,899 Sole power to dispose or to direct the disposition: 0 Shared power to dispose or to direct the disposition:
                      11,426,784

        The number of shares reported above for Mr. Pew includes (i) 21,515,053 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 10,018 shares of Class A Common Stock which are subject to issuance pursuant to options which are exercisable within 60 days of March 28, 2002. The number of shares reported above for Mrs. Pew includes 11,426,784 shares of Class B Common Stock of the Company which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Company's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Company have the same attributes as shares of Class A Common Stock of the Company except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

        If all the outstanding shares of Class B Common Stock of the Company were converted into shares of Class A Common Stock, Mr. Pew would be deemed to be the beneficial owner of

CUSIP No. 858155 20 3

14.6% of the Class A Common Stock, and Mrs. Pew would be deemed to be the beneficial owner of 7.8% of the Class A Common Stock.

         The shares reported in this Item 5 for Mr. Pew exclude 300,000 shares held by the Mary and Robert Pew Education Fund of which Mr. Pew serves as one of seven trustees, of which shares Mr. Pew disclaims beneficial ownership.

         (c) Other than the transaction described in Item 3 above, and a gift, on May 10, 2002, of 1,200 shares of Class B Common Stock of the Company from a trust for the benefit of Mr. Pew of which Mrs. Pew serves as a co-trustee, no transactions involving Class A Common Stock were effected by Mr. or Mrs. Pew within the sixty days prior to the date of this Schedule 13D. Within such sixty day period, however, Mr. Pew acquired beneficial ownership of an additional 1,667 shares which are subject to issuance pursuant to options exercisable within 60 days.

         (d) Of the shares reported in this Item 5 for Mr. Pew, (i) 1,964,057 shares are held by a trust for the benefit of Mr. Pew of which trust Mrs. Pew and Fifth Third Bank are co-trustees and Mr. Pew has the power to revoke within 60 days of the date of this Schedule 13D, (ii) 5,905,842 shares are held by a trust for the benefit of Mrs. Pew of which trust Mr. Pew and Fifth Third Bank are co-trustees and Mrs. Pew has the power to revoke within 60 days of the date of this Schedule 13D, (iii) 3,556,885 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose, (iv) 1,293,985 shares are held by a trust for the benefit of Kate Pew Wolters of which trust Kate Pew Wolters, Mr. Pew and Fifth Third Bank are co-trustees, (v) 2,931,428 shares are held by trusts for the benefit of Kate Pew Wolters, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees, (vi) 2,931,428 shares are held by trusts for the benefit of Robert C. Pew III, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees and (vii) 2,931,428 shares are held by trusts for the benefit of John Pew, of which trusts Mr. Pew and Fifth Third Bank serve as co-trustees.

         Of the shares reported in this Item 5 for Mrs. Pew, (i) 1,964,057 shares are held by a trust for the benefit of Mr. Pew of which trust Mrs. Pew and Fifth Third Bank are co-trustees and Mr. Pew has the power to revoke within 60 days of the date of this Schedule 13D, (ii) 5,905,842 shares are held by a trust for the benefit of Mrs. Pew of which trust Mr. Pew and Fifth Third Bank are co-trustees and Mrs. Pew has the power to revoke within 60 days of the date of this Schedule 13D and (iii) 3,556,885 shares are held by a trust for the benefit of William W. Idema, which shares Mr. Pew has the sole power to vote and of which William W. Idema and Mrs. Pew share the power to dispose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 5(d) above, some of the shares beneficially owned by Mr. and Mrs. Pew are held by trusts.

CUSIP No.  858155 20 3

Item 7. Material to be Filed as Exhibits.

        1.   Agreement of Joint Filing between Robert C. Pew II and Mary I. Pew.

        2.   Power of Attorney of Mary I. Pew.

        3. Power of Attorney of Robert C. Pew II, filed as an exhibit to a Form 4 of Robert C. Pew II dated April 4, 2001, filed with the Securities and Exchange Commission, which is incorporated herein by reference.

CUSIP No.  858155 20 3

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2002                           /s/ Sheila C. Dayton
                                              ----------------------------------
                                              Robert C. Pew II
                                              By:    Sheila C. Dayton
                                                     Attorney-in-Fact

Dated:  June 18, 2002                           /s/ Sheila C. Dayton
                                              ----------------------------------
                                              Mary I. Pew
                                              By:    Sheila C. Dayton
                                                     Attorney-in-Fact